



PRESS RELEASE

Tiomin Appoints Robert Jackson as President

August 17, 2006. Toronto, Canada. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) is pleased to announce the appointment of Mr. Robert Jackson as President effective September 1, 2006. Mr. Jackson has 30 years of experience in the mining and investment banking industries. Mr. Jean-Charles Potvin, the current President, will remain Chairman and Chief Executive Officer.

Mr. Potvin commented: "We are delighted that Bob has joined the growing Tiomin team as we now commence the construction and development of the Kwale titanium mineral sands project in Kenya. We have just completed the structuring of a US$201 million financing package for the project. Bob has a unique blend of international mining and investment banking industry experience which fits extremely well with the current management team and will be instrumental in driving the Company's growth strategy ahead. The management of the Company, as well as its Board of Directors, are pleased to have found such a senior and valuable individual to fill this important role."

Most recently, Mr. Jackson was Executive Vice President of Corporate Development of Jaguar Mining Inc., a Canadian gold producer with operations in Brazil. Previous employers included Falconbridge Limited, Burns Fry Limited, S.G. Warburg Limited and Midland Walwyn Capital Inc. He currently serves on the boards of Axmin Inc. and United Reef Limited, two resource companies active in Africa, and is an advisor to Augen Capital Corp. Mr. Jackson is a qualified mining engineer with an MBA from the University of Western Ontario and he is also a Chartered Financial Analyst.

Tiomin is engaged in the acquisition, exploration and development of mineral properties in Kenya and Peru, and is currently focused primarily on the development of its Kwale titanium mineral sands project in Kenya.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, Bruce Ramsden, Chief Financial Officer, ext. 232, or Laurie Gaborit, Investor Relations, ext. 222 (lgaborit@tiomin.com). Visit the Company's website at www.tiomin.com.